ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

September 28, 2016

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

RE:	State Street Navigator Securities Lending Trust – SEC File No. 811-07567 (the “Registrant”)

Dear Mr. Williamson:

On behalf of the Registrant, we are filing this letter to respond in writing to the Securities and Exchange Commission (“SEC”) staff’s (the “SEC Staff”) comments on the registration statement filed pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-1A (Accession Number: 0001398344-16-011234) with the SEC on March 24, 2016 (the “Registration Statement Amendment”), to update the disclosure and financial information for the State Street Navigator Securities Lending Prime Portfolio (the “Prime Portfolio”), a series of the Registrant. The SEC Staff’s comments were conveyed to the Registrant by telephone on May 10, 2016.

Below are the SEC Staff’s comments on the Registration Statement Amendment and the Registrant’s responses thereto.

Comments

1)	Under Item 9, we note that the Board of Trustees of the Registrant (the “Board”) has approved a new investment objective and strategy for the Prime Portfolio that will permit the Prime Portfolio to operate as a government money market fund. Please tell us your plans for implementing the transition, including, without limitation, any necessary portfolio transitioning prior to the effective date. Please tell us your plans to provide investors with updated disclosures, and in that regard, we refer you to the Money Market Fund Reform Frequently Asked Questions (the “FAQs”).

Response: The Prime Portfolio expects that on or before October 14, 2016, its investment portfolio will be modified so that the Prime Portfolio qualifies as a “government money market fund” within the meaning of Rule 2a-7 under the 1940 Act. The specific investment decisions made to enable the Prime Portfolio to satisfy the investment requirements for government money market funds will be made based on a number of factors. The Prime Portfolio’s 1940 Act registration statement will be updated to describe its operation as a government money market fund and the Prime Portfolio is communicating with its shareholders regarding the Prime Portfolio’s future as a government money market fund. Because the Prime Portfolio sells its shares in private placement transactions and it does not have an effective registration statement under the Securities Act of 1933, as amended, the Registrant will not be filing any “prospectus supplements” with the SEC.

2)	Under Item 9, as explained in money market fund reform FAQ 51, because the Prime Portfolio will be renamed such that the new name will include the term “government”, please confirm your understanding that the Prime Portfolio must comply with both Rule 2a-7(a)(16) and Rule 35d-1 under the 1940 Act and your intention to comply with both Rule 2a-7(a)(16) and Rule 35d-1.

Response: The Registrant understands that the Prime Portfolio must comply with both Rule 2a-7(a)(16) and Rule 35d-1 under the 1940 Act and the Prime Portfolio intends to comply with both Rule 2a-7(a)(16) and Rule 35d-1 when the Prime Portfolio becomes a government money market fund.

3)	In the paragraph starting “Consistent with qualifying as a government money market fund”, please insert the word “fully” after the word “collateralized.”

Response: The Registrant intends to modify the disclosure as requested at such time as the Registrant’s next amendment to the Registration Statement is filed.

4)	On page B-4, the last sentence states that the “collateral ordinarily consists of cash or United States Government securities, but may include fixed income, equities or other securities.” Please confirm that this disclosure will be updated to be consistent with the Prime Portfolio’s transition to a government money market fund, and in this respect, to Rule 2a-7(a)(5) and the definition of “collateralized fully”.

Response: The Registrant confirms that the referenced disclosure will be updated to be consistent with the Prime Portfolio becoming a government money market fund, and in this respect, to Rule 2a-7(a)(5) and the definition of “collateralized fully”.

5)	With respect to stripped securities, we note that the Trust intends to rely on the opinions of counsel to the sellers of these certificates or other evidences of ownership of U.S. Treasury obligations that, for Federal tax and securities purposes, purchasers of such certificates most likely will be deemed the beneficial holders of the underlying U.S. Government securities. Please revise the disclosure to: (a) clarify that it is your ultimate responsibility to determine whether you are the beneficial holder of the underlying government securities; (b) provide support for the position that you are the holder of the underlying government securities; and (c) clarify whether the TIGRS and CATS receive unique QUSIPS.

Response: The Registrant intends to modify the disclosure as requested at such time as the Registrant’s next amendment to the Registration Statement is filed.

6)	On page B-21 in the section on Valuation of Fund Shares, please update the discussion of the amortized cost valuation procedures to be consistent with 2a-7(c)(1)(i), which states that the Board must determine, in good faith, that it is in the best interests of the Prime Portfolio and its shareholders to maintain a stable net asset value per share or stable price per share, by virtue of either the amortized cost method and/or the penny-rounding method.

Response: The Registrant intends to modify the disclosure as requested at such time as the Registrant’s next amendment to the Registration Statement is filed.

7)	On page B-21 in the section on Valuation of Fund Shares, please confirm you are familiar with the amortized cost guidance contained in the money market fund reform adopting release and the FAQs, particularly FAQ 22. Confirm that you will follow the guidance as applicable.

Response: The Registrant confirms that it is familiar with the amortized cost guidance contained in the money market fund reform adopting release and the corresponding FAQs, including FAQ 22.

* * *

In connection with the applicable filing, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in its filing;
•	comments of the SEC Staff or changes to disclosure in response to SEC Staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact the undersigned at (617) 951-7114 if you have any questions concerning the foregoing.

Very truly yours,

/s/Adam M. Schlichtmann
Adam M. Schlichtmann